FORM 11K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2004

                           COMMISSION FILE NO. 0-12781

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

--------------------------------------------------------------------------------
                  CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
--------------------------------------------------------------------------------

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                CULP, INC.
                1823 EASTCHESTER DRIVE
                HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The number of employees participating in the Plan at December 31, 2004 was 1,615. The Retirement Committee administers the Plan, and its members are Kenneth M. Ludwig, Robert G. Culp, III, and Franklin N. Saxon all employees of Culp, Inc.

     Financial Statements and Exhibits.
     ----------------------------------

     (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

     Financial Statements                                         Page of Report
     --------------------                                         --------------

     Report of Independent Registered Public Accounting Firm            1

     Statements of Net Assets Available for Plan Benefits               2

     Statements of Changes in Net Assets Available for Plan Benefits    3

     Notes to Financial Statements                                      4

     Schedule of Assets (Held at End of Year)                           8


     (b) Exhibit
         -------

     Exhibit 1 - Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                                   By: Culp, Inc. Plan Administrator

                                   By: The Culp, Inc. Retirement Committee

Date: June 29, 2005

                                            Franklin N. Saxon
                                            -----------------

                                            Robert G. Culp, III
                                            -------------------

                                            Kenneth M. Ludwig
                                            -----------------

Culp, Inc. Employees' Retirement Builder Plan
--------------------------------------------------------------------------------


TABLE OF CONTENTS


                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm................    1

Financial Statements

  Statements of Net Assets Available for Benefits......................    2

  Statements of Changes in Net Assets Available for Benefits...........    3

  Notes to Financial Statements........................................    4

Supplemental Schedule

  Schedule of Assets (Held at End of Year).............................    8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 2004 and 2003 and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

May 23, 2005
High Point, NC

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003
--------------------------------------------------------------------------------


ASSETS                                               2004               2003
                                                 -------------     -------------

Investments, at fair value (Note C)              $ 40,147,175      $  4,145,334
                                                 -------------     -------------

Receivables
Employer contributions                                123,185           125,266
Employee contributions                                192,552           195,328
                                                 -------------     -------------
                                                      315,737           320,594
                                                 -------------     -------------

Cash                                                        -        34,056,430
                                                 -------------     -------------

                     NET ASSETS AVAILABLE
                             FOR BENEFITS        $ 40,462,912      $ 38,522,358
                                                 ===============================


See accompanying notes to the financial statements.                       Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004, 2003 and 2002
------------------------------------------------------------------------------------------------

                                                            2004         2003          2002
                                                       ------------- ------------- -------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments (Note C) $  1,611,260  $ 4,565,053   $  2,863,185
Net increase in insurance CSV                                     -            -          7,623
                                                       ------------- ------------- -------------
                                                          1,611,260     4,565,053     2,870,808
Contributions
Employer                                                  1,514,034     1,649,725     1,868,366
Employee                                                  2,483,379     2,623,673     2,934,591
Direct rollovers                                             13,736           372        14,101
                                                       ------------- ------------- -------------

                                     TOTAL ADDITIONS      5,622,409     8,838,823     7,687,866
                                                       ------------- ------------- -------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
Benefits paid to participants                             3,681,855     4,403,726     4,466,413
Trustee fees (Note D)                                             -       105,750       115,729
Administrative fees (Note D)                                      -        92,299       104,216
                                                       ------------- ------------- -------------

                                    TOTAL DEDUCTIONS      3,681,855     4,601,775     4,686,358
                                                       ------------- ------------- -------------

                                        NET INCREASE      1,940,554     4,237,048     3,001,508

NET ASSETS AVAILABLE
 FOR BENEFITS
Beginning of year                                        38,522,358    34,285,310    31,283,802
                                                       ------------- ------------- -------------

                                         END OF YEAR   $ 40,462,912  $ 38,522,358  $ 34,285,310
                                                       ============= ============= =============


See accompanying notes to the financial statements.                       Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the "Company") who have one year of service and are age twenty-one or older. Employees who have met the length of service requirement and elect to participate in the Plan may do so on January 1 or July
1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Each year, participants may contribute from 2% of pretax annual compensation up to the maximum allowable amount, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and Culp stock as investment options for participants. In January 1999, the Plan was amended to include safe harbor provisions. The Company makes matching contributions equal to 100% of the participant's contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation.

Additional profit sharing amounts may be contributed at the option of the Plan Sponsor. No profit-sharing contributions were made during the years ended December 31, 2004, 2003 or 2002. Contributions are subject to certain limitations.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, or other reasons, participants receive a lump-sum distribution equal to the value of the participant's vested interest in the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investments in common and collective trust funds, registered investment companies, and common stock associated with Culp, Inc. are stated at fair value based on quoted market prices. Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Insurance
---------

In 2002, all insurance contracts with Great Southern Life were terminated and the cash surrender values of the policies were added to the respective participants' accounts. Net cash value received was $49,913.


NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                          2004          2003
                                                      ------------- ------------

  Investments at fair value as determined by quoted
   market price:
     Common trust fund:
       MFS Fixed Fund *                               $ 17,372,097  $         -
     Registered investment company funds:
       MFS Value Fund *                                  6,107,116            -
       MFS Total Return Fund *                           5,026,344            -
       MFS Core Growth Fund *                            4,033,321            -
     Culp, Inc. common stock *                           2,095,386    4,134,759

  * Indicates party-in-interest

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


NOTE C - INVESTMENTS (Continued)

Investments at December 31, 2004 are significantly higher in comparison to December 31, 2003 due to the change in the Plan's Trustee from Wachovia Bank, N.A. to MFS Investment Management effective January 2, 2004. In conjunction with this change, participants were temporarily unable to direct or diversify investments, obtain hardship withdrawals, or obtain distributions from the Plan during the mandatory blackout period which began in December 2003 and ceased on January 30, 2004. During this period, participant accounts were liquidated and transferred to similar investment vehicles offered by MFS Investment Management, with the exception of the Company's common stock which was treated as an in-kind transfer.

During 2004, the Plan's investments (including re-invested interest and dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                            2004          2003          2002
                                        ------------  ------------  ------------

  Common and collective trust funds     $   526,547   $   767,676   $   400,611
  Registered investment company funds     2,377,354     2,773,028    (2,685,003)
  Culp, Inc. common stock *              (1,292,641)    1,024,349     5,147,577
                                        ------------  ------------  ------------

                                        $ 1,611,260   $ 4,565,053   $ 2,863,185
                                        ============  ============  ============


NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common and collective trust funds and registered investment companies managed by MFS Investment Management in 2004 and Wachovia Bank, N.A. in 2003 and 2002. MFS Investment Management and Wachovia Bank, N.A. are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. No recordkeeping and trustee fees were paid by the Plan to MFS Investment Management in 2004. Recordkeeping and trustee fees paid by the Plan to Wachovia amounted to $198,049 in 2003 and $219,945 in 2002.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.


NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter November 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

                            SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER 001
December 31, 2004
-------------------------------------------------------------------------------------------------------------


                                                                                                 (e) Current
 (a)        (b) Identity of Issuer                (c) Description of Investment   (d) Cost **        Value
-----  ----------------------------------------   -----------------------------   -----------   -------------

  *    MFS Fixed Fund                                    17,372,097 units                       $ 17,372,097

  *    MFS Value Fund                                       263,920 units                          6,107,116

  *    MFS Total Return Fund                                314,146 units                          5,026,344

  *    MFS Core Growth Fund                                 244,148 units                          4,033,321

       Blackrock Aurora Fund                                 28,614 units                          1,158,302

  *    MFS International New Discovery Fund                  48,721 units                          1,039,712

       JP Morgan United States Real Estate Fund              54,187 units                            965,623

  *    MFS New Endeavor Fund                                 61,640 units                            851,870

       Calvert Income Fund                                   42,389 units                            720,615

       Federated Kaufman Fund                               124,905 units                            669,493

  *    MFS Money Market Fund                                107,296 units                            107,296

  *    Culp Inc. Common Stock                               309,054 shares                         2,095,386
                                                                                                -------------

                                                                                                $ 40,147,175
                                                                                                =============

  *  Indicates party - in - interest
 **  Cost information omitted for participant-directed investments.

                                    Exhibit 1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We consent to the incorporation by reference in the registration statement (No. 33-13310,) on Form S-8 of the Culp, Inc. Employees' Retirement Builder Plan of our report dated May 23, 2005, which report is included herein.

/s/ Dixon Hughes PLLC

High Point, North Carolina
June 27, 2005